UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 28 September 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

DEALING IN SECURITIES BY A DIRECTOR
Dealing in securities by a director of Harmony Gold Mining Company
Limited (“the Company”).
The incentives/shares are allocated to the director on the 27 th
of
September 2012 in line with the provisions of the Harmony 2006 Share
Plan.
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“Listings Requirements”), the following information is disclosed:
Name of director: GP Briggs (Chief Executive Officer)

Company: Harmony Gold Mining Company Limited
Nature of transaction:
Off market Grant Restricted Shares
and Matching Performance Shares
Periods of vesting:
Restricted Shares and Matching
Performance Shares vest after three
years.
Date:                                                                                27 September 2012

Class of securities:
Restricted Shares and Matching
Performance Shares

Strike price:                                                                    R72.35

Number of Restricted Shares:                                     30,802

Number of Matching
Performance Shares:
6,160

Nature and extent of
director’s Interest:                                                        Direct beneficial

Prior clearance to deal as set out in Para 3.66 was obtained.

For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za

28 September 2012

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 28, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director